Mail Stop 4561

July 24, 2006

By U.S. Mail and facsimile (702) 868-7945

Mr. Lee Shorey
Chief Financial Officer
Shearson Financial Network, Inc.
6330 South Sandhill Road
Las Vegas, Nevada 89120

Re: **Shearson Financial Network, Inc. (formerly Consumer Direct of America)**
      Item 4.01 Form 8-K and Form 8-K/A
      Filed May 12, 2006, and July 18, 2006
      File No. 000-32745

Dear Mr. Shorey:

We have reviewed your amended Form 8-K filed July 18, 2006, and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed July 18, 2006

1. We refer to prior comment 1 in our letter dated May 16, 2006. Please amend your Form 8-K to state whether the former accountant's report on your financial statements for the two most recent fiscal years contained an adverse opinion or a disclaimer of opinion, and if so, describe the nature of each adverse opinion or disclaimer of opinion as prescribed by Item 304(a)(1)(ii) of Regulation S-B..

2. As a related matter, please revise to include in your statement whether your former accountant's reports were qualified or modified as to uncertainty, in addition to audit scope or accounting principles and, if so, describe the nature of each modification or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-B.

3. We refer to prior comment 2. We noted that you have referenced the period of the past two years and subsequent interim period, however Item 304(a)(1) of Regulation S-B requires that the disclosures cover the two most recent fiscal years

and any subsequent interim period.   Please amend your Form 8-K to state whether, during your two most recent fiscal years and any subsequent interim period before your former auditor resigned, declined to stand for re-election, or was dismissed, you had any disagreements with your former accountant on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Refer to paragraph (iv) in Item 304(a)(1) of Regulation S-B.

4. Please include an updated letter from your former accountants, filed as Exhibit 16, addressing the revised disclosures in the amended filing.

*****

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3417.

Sincerely,

Amanda B. Roberts
Staff Accountant